UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )*

OPTIO SOFTWARE, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

68389J106

(CUSIP Number)

Robert A. Eberle

President and Chief Executive Officer

Bottomline Technologies (de), Inc.

325 Corporate Drive

Portsmouth, New Hampshire 03801

603-436-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 under the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP NO. 68389J106	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Bottomline Technologies (de), Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 8,612,775*
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 8,612,775*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,612,775*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%**
14.	TYPE OF REPORTING PERSON CO

*	Represents the aggregate number of shares of Optio common stock, no par value per share (the “Shares”), beneficially owned by certain shareholders of the Company who entered into a Voting Agreement dated March 3, 2008 with Bottomline, obligating the holders to vote such Shares in favor of the proposed acquisition of the Company by Bottomline and related matters. Bottomline expressly disclaims beneficial ownership of any of the Shares subject to the Voting Agreement.
**	Based on 22,222,280 Shares outstanding as of March 1, 2008, as represented by the Company in the Agreement and Plan of Merger discussed in Items 3, 4 and 6 below.

CUSIP NO. 68389J106	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Olive Acquisition Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 8,612,775*
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 8,612,775*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,612,775*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%**
14.	TYPE OF REPORTING PERSON CO

*	Represents the aggregate number of Shares beneficially owned by certain shareholders of the Company who entered into a Voting Agreement dated March 3, 2008 with Bottomline, obligating the holders to vote such Shares in favor of the proposed acquisition of the Company by Bottomline and related matters. Bottomline expressly disclaims beneficial ownership of any of the Shares subject to the Voting Agreement.
**	Based on 22,222,280 Shares outstanding as of March 1, 2008, as represented by the Company in the Agreement and Plan of Merger discussed in Items 3, 4 and 6 below.

CUSIP No. 68389J106	Page 4 of 13

ITEM 1.	Security and Issuer.

The name of the issuer is Optio Software, Inc. (the “Company”). The address of the Company’s principal executive offices is Windward Fairway II, 3015 Windward Plaza, Alpharetta, Georgia 30005. The title of the class of equity securities to which this Schedule 13D relates is the Company’s common stock, no par value per share (the “Shares”).

ITEM 2.	Identity and Background.

(a) This statement is being filed jointly by Bottomline Technologies (de), Inc., a Delaware corporation (“Bottomline”), and Olive Acquisition Corp., a Delaware corporation (“Merger Sub” and, together with Bottomline, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is 325 Corporate Drive, Portsmouth, New Hampshire 03801.

(c) The primary business of Bottomline is providing collaborative payment, invoice and document automation solutions to corporations, financial institutions and banks around the world. Bottomline’s solutions are used to streamline, automate and manage processes and transactions involving global payments, invoice approval, purchase-to-pay, collections, cash management and document process automation. Merger Sub is a wholly owned subsidiary of Bottomline formed solely for the purpose of effecting the merger of itself with and into the Company.

(d) During the past five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Schedule I attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the Reporting Persons, except as otherwise indicated on Schedule I, each of the individuals identified on Schedule I attached hereto is a citizen of the United States.

This Item 2 is qualified in its entirety by reference to Schedule I to this Schedule 13D, which is incorporated herein by reference.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger, dated as of March 3, 2008, a copy of which is filed herewith as Exhibit 1 (the “Merger Agreement”), by and among Bottomline, Merger Sub and the Company, Bottomline would acquire the Company by means of a merger of Merger Sub with and into the Company (the “Merger”). As a result of the Merger, the Company would become a wholly owned subsidiary of Bottomline. As an inducement for Bottomline to enter into the Merger and in consideration thereof, certain shareholders of the Company, as identified on Schedule II (collectively, the “Stockholders”), entered into a Voting Agreement with Bottomline and the Company, dated as of March 3, 2008, which is filed herewith as Exhibit 2 and is more fully described in Item 6. Bottomline did not pay any additional consideration to the Stockholders in exchange for the Voting Agreement.

CUSIP No. 68389J106	Page 5 of 13

Pursuant to the Merger Agreement, Bottomline will pay each Company shareholder $1.85 per Share, in cash, which, based on the 22,222,280 Shares outstanding as of March 1, 2008 and options to purchase 3,799,367 Shares outstanding as of March 3, 2008, which options will be cancelled in exchange for the excess, if any, of $1.85 over the exercise price per share of such options, multiplied by the number of shares subject to such options, in each case as represented by the Company in the Merger Agreement, makes the total consideration payable to Company shareholders approximately $44.9 million. Bottomline expects to fund such amount from its working capital.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement filed herewith as Exhibit 1 to this Schedule 13D and the Voting Agreement filed herewith as Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

ITEM 4.	Purpose of Transaction.

The Voting Agreement was an inducement to the Reporting Persons to enter into the Merger Agreement, and was entered into by the parties thereto in order to facilitate the consummation of the Merger.

Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) Merger Sub will merge with and into the Company; (ii) the Company will continue in existence as the surviving corporation in the Merger (the “Surviving Corporation”); (iii) the Surviving Corporation will be a wholly owned subsidiary of Bottomline following the Merger; (iv) each Share (subject to certain conditions and exceptions set forth in the Merger Agreement) shall be converted into the right to receive $1.85 in cash without interest; (v) the directors and officers of Merger Sub will become the directors and officers, respectively, of the Surviving Corporation; (vi) the Articles of Incorporation of the Surviving Corporation shall be amended and restated as provided in the Merger Agreement, and, as so amended and restated, will be in effect until thereafter changed or amended; and (vii) the by-laws of the Company, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until thereafter changed or amended.

Upon consummation of the Merger, the Shares shall cease to be quoted on the OTC Bulletin Board and shall become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 5.	Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, as a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owners of 8,612,775 Shares, representing an aggregate of 38.8% of the Company’s issued and outstanding Shares as of March 1, 2008. Each of the Reporting Persons disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such Shares.

To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons identified in Schedule I to this Schedule 13D.

(b) The Reporting Persons may be deemed to share voting power with respect to the 8,612,775 Shares referenced in (a) above due to Bottomline’s right under the Voting Agreement

CUSIP No. 68389J106	Page 6 of 13

to direct the voting of such Shares with respect to the matters specified therein (and to vote such Shares in accordance with proxies contained therein). However, neither of the Reporting Persons controls the voting of such Shares with respect to other matters, and neither of the Reporting Persons possesses any other rights as a Company shareholder with respect to such Shares.

Information required by Item 2(a)-(c) with respect to each Stockholder is set forth on Schedule II. To the knowledge of the Reporting Persons, none of the Stockholders (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To the knowledge of the Reporting Persons, each of the individuals listed on Schedule II is a citizen of the United States, except Trinad Capital Master Fund Ltd. which, to the knowledge of the Reporting Persons, is a Cayman Islands company.

(c) Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person or entity listed on Schedule I attached hereto, has effected any transactions in Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, except as otherwise indicated, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, Shares.

(e) Not applicable.

The foregoing discussion is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Voting Agreement, each of the Stockholders listed on Schedule II attached hereto (I) agreed not to, directly or indirectly (a) sell, assign, transfer, pledge, encumber or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to a Transfer of, any Shares or the beneficial ownership thereof, other than to another Stockholder or a party that agrees to be bound as a party to the Voting Agreement, or (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement with respect to any Shares or grant any proxy or power of attorney with respect to the Shares which is inconsistent with the Voting Agreement; (II) agreed to cause, at any meeting of the shareholders of the Company called to consider and vote to approve the Merger Agreement or any other meeting of or action by written consent of Company shareholders, all of the Shares to be voted (a) to approve the Merger Agreement and (b) against any other Competing Transaction (as defined in the Merger Agreement); and (III) appointed Bottomline as the proxy of the Stockholder, with full power of substitution, to vote all of the Shares at any meeting of shareholders of the Company called to consider and vote to approve the Merger Agreement or any other meeting of or action by written consent of Company shareholders with respect to any of the foregoing matters.

Additionally, each of the Stockholders listed on Schedule II attached hereto agreed to (i) certain covenants regarding Competing Transactions, including, among other things, not to solicit, initiate, propose or knowingly encourage any proposal which constitutes, or would reasonably be

CUSIP No. 68389J106	Page 7 of 13

expected to lead to, any Competing Transaction and (ii) to waive appraisal rights in connection with the Merger, in each case as more particularly set forth and described in the Voting Agreement filed herewith as Exhibit 2 to this Schedule 13D.

The Voting Agreement will terminate upon the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms and (ii) the effective date of the Merger.

Except as otherwise described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule I annexed hereto and between such persons and any person with respect to any securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of March 3, 2008, among Bottomline Technologies (de), Inc., Olive Acquisition Corp. and Optio Software, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Bottomline Technologies (de), Inc., filed with the Securities and Exchange Commission on March 3, 2008).

2. Voting Agreement, between Bottomline Technologies (de), Inc., Optio Software, Inc. and certain shareholders of Optio Software, Inc. named on the signature pages thereto (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K of Bottomline Technologies (de), Inc., filed with the Securities and Exchange Commission on March 3, 2008).

3. Joint Filing Agreement, dated March 11, 2008 by and between Bottomline Technologies (de), Inc. and Olive Acquisition Corp.

CUSIP No. 68389J106	Page 8 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOTTOMLINE TECHNOLOGIES (de), INC.

Dated: March 11, 2008

By:	/s/ Kevin Donovan
Name:	Kevin Donovan
Title:	CFO

OLIVE ACQUISITION CORP.

Dated: March 11, 2008

By:	/s/ Kevin Donovan
Name:	Kevin Donovan
Title:	Treasurer

CUSIP No. 68389J106	Page 9 of 13

ITEM 8.	EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of March 3, 2008, among Bottomline Technologies (de), Inc., Olive Acquisition Corp. and Optio Software, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Bottomline Technologies (de), Inc., filed with the Securities and Exchange Commission on March 3, 2008).

2. Voting Agreement, between Bottomline Technologies (de), Inc., Optio Software, Inc. and certain shareholders of Optio Software, Inc. named on the signature pages thereto (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K of Bottomline Technologies (de), Inc., filed with the Securities and Exchange Commission on March 3, 2008).

3. Joint Filing Agreement, dated March 11, by and between Bottomline Technologies (de), Inc. and Olive Acquisition Corp.

CUSIP No. 68389J106	Page 10 of 13

SCHEDULE I

Directors and Executive Officers of the Reporting Persons

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bottomline Technologies (de), Inc. is set forth below. The business address of each executive officer and director is c/o Bottomline Technologies (de), Inc., 325 Corporate Drive, Portsmouth, New Hampshire 03801.

Directors	Title and/or Principal Occupation
Joseph L. Mullen	Director of Bottomline Technologies (de), Inc.

Joseph L. Barry	Director of Bottomline Technologies (de), Inc. Mr. Barry has served as President of Hallmark Mechanical Corp., a machinery service company, since 1990, and as President of Hallamore Corp., a transportation and rigging company, since 1956. Since 1975, Mr. Barry has served as Chairman of Northeast Concrete Products, and since 1978, as co-chairman of New England Teamsters Pension Fund. Mr. Barry is also a director of Heritage Property Investment Trust, Inc., a real estate investment trust.

Michael J. Curran	Director of Bottomline Technologies (de), Inc. Mr. Curran has served as Executive Vice President, Global Solutions Group of Sovereign Bank since June 2007.

Robert A. Eberle	Director, President and Chief Executive Officer of Bottomline Technologies (de), Inc.

Jeffery C. Leathe	Director of Bottomline Technologies (de), Inc. Mr. Leathe has served as Senior Vice President and Chief Financial Officer of BioTrove, Inc., a biotechnology company since October 2008. Mr. Leathe has served as a Principal of Leathe & Associates, LLC, a private wealth management firm since November 2004.

James L. Loomis	Director of Bottomline Technologies (de), Inc.

Daniel M. McGurl	Director of Bottomline Technologies (de), Inc.

Garen K. Staglin	Director of Bottomline Technologies (de), Inc. Mr. Staglin serves as a director of Global Document Solutions, Inc., a digital printing, imaging and customer relationship management outsourcing company, Solera, Inc., a consulting, outsourced services and technology provider focused on auto claims solutions, and EXL Services, a provider of offshore business process outsourcing solutions. Mr. Staglin is also a senior advisor for FT Ventures and a member of the Advisory Board of the Cambridge University Business School in the United Kingdom.

James W. Zilinski	Director of Bottomline Technologies (de), Inc.

CUSIP No. 68389J106	Page 11 of 13

Executive Officers	Title and/or Principal Occupation
Robert A. Eberle	President and Chief Executive Officer of Bottomline Technologies (de), Inc.

Peter S. Fortune	Chief Operating Officer and President, Bottomline Europe, of Bottomline Technologies (de), Inc.

Kevin M. Donovan	Chief Financial Officer and Treasurer of Bottomline Technologies (de), Inc.

CUSIP No. 68389J106	Page 12 of 13

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Olive Acquisition Corp. is set forth below. The business address of each executive officer and director is c/o Bottomline Technologies (de), Inc., 325 Corporate Drive, Portsmouth, New Hampshire 03801.

Directors	Title and/or Principal Occupation
Robert A. Eberle	Director of Olive Acquisition Corp.; Director, President and Chief Executive Officer of Bottomline Technologies (de), Inc.

Kevin M. Donovan	Director of Olive Acquisition Corp.; Chief Financial Officer and Treasurer of Bottomline Technologies (de), Inc.

Officers	Title and/or Principal Occupation
Robert A. Eberle	President of Olive Acquisition Corp.; Director of Olive Acquisition Corp.; Director, President and Chief Executive Officer of Bottomline Technologies (de), Inc.

Kevin M. Donovan	Treasurer and Secretary of Olive Acquisition Corp.; Director of Olive Acquisition Corp.; Chief Financial Officer and Treasurer of Bottomline Technologies (de), Inc.

CUSIP No. 68389J106	Page 13 of 13

SCHEDULE II

Parties to Voting Agreements with the Reporting Person

The following table sets forth the name of each Stockholder of the Company that has entered into the Voting Agreement (a copy of which is attached hereto as Exhibit 2) with Bottomline and Merger Sub in connection with the Merger Agreement, and, as of March 3, 2008, the number of shares of common stock, no par value per share, of the Company (each a “Share”) owned of record and beneficially by such Stockholder. Except as otherwise indicated below, the business address of each Stockholder set forth in Schedule II hereto is: c/o Optio Software, Inc., Windward Fairway II, 3015 Windward Plaza, Alpharetta, Georgia 30005.

Stockholder, Principal Occupation and Business Address	Number of Shares Owned as of March 3, 2008
C. Wayne Cape, Chairman, President and Chief Executive Officer of Optio Software, Inc.	4,224,728
Donald French, Senior Vice President Healthcare Research and Development of Optio Software, Inc.	1,246,500
Trinad Capital Master Fund, Ltd. 2121 Avenue of the Stars, Suite 2550 Los Angeles, CA 90067 Trinad Capital Master Fund, Ltd. is a hedge fund dedicated to investing in micro-cap companies.	3,141,547